Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13E-3
(Amendment No. 3)
Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Computer Horizons Corp.
(Name of the Issuer)

Computer Horizons Corp.
(Name of Person Filing Statement)

Common Stock ($0.10 Par Value)
(Title of Class of Securities)

205908106
(CUSIP Number of Class of Securities)

Dennis J. Conroy Computer Horizons Corp. 2001 Route 46 East Suite 310 Parsippany, New Jersey 07054 (973) 257-5030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee:

Transaction Valuation	Amount of Filing Fee
$23,660.84	$4.63

* The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals one fiftieth of one percent of the transaction value.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4.63	Form or Registration No.: Schedule 13E-3

Filing Party: Computer Horizons Corp.	Date Filed: August 26, 2008

Introduction

This Amendment No. 3 to the Rule 13E-3 Transaction Statement (this “Amendment No. 3”) is being filed in connection with the concurrent filing by Computer Horizons Corp. (the “Company”) with the Securities and Exchange Commission (the “SEC”) of a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) in connection with an annual meeting of the shareholders of the Company currently scheduled to be held on February 10, 2009.  The Company is submitting to its shareholders proposals to approve and adopt Certificates of Amendment to the Company’s Certificate of Incorporation providing for (a) a one-for-five hundred reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), immediately followed by a five hundred-for-one forward stock split (the “Forward Stock Split” and together with the Reverse Stock Split, “Reverse/Forward Stock Split”) and (b) a cash payment of $0.30 for each share of Common Stock on a pre-split basis, in lieu of the issuance of any resulting fractional shares of Common Stock, to each shareholder that would own of record less than one share of the Company’s Common Stock following such reverse stock split. The Reverse/Forward Stock Split is upon the terms and subject to the conditions set forth in the Definitive Proxy Statement, a copy of which was filed under cover of Schedule 14A with the SEC simultaneously with this filing.

The information contained in the Definitive Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference.  Capitalized terms used but not defined herein shall have the meanings given to them in the Definitive Proxy Statement.

Item 1. Summary of Terms of the Reverse/Forward Stock Split

The information set forth in the Definitive Proxy Statement under the caption “Summary of Terms of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address: The name of the Company is Computer Horizons Corp.  The complete mailing address of the Company’s principal executive offices is 2001 Route 46 East, Suite 310, Parsippany, New Jersey, 07054.  The Company’s telephone number is (973) 257-5030.

(b) Securities: The number of shares of Common Stock outstanding as of November 21, 2008 was 33,837,284 shares.

(c) Trading Market and Price: The information set forth in the Definitive Proxy Statement under the caption “Information About Computer Horizons Corp. – Market Information” is incorporated herein by reference.

(d)  Dividends: The information set forth in the Definitive Proxy Statement under the caption “Information About Computer Horizons Corp. – Market Information” is incorporated herein by reference.

(e) Prior Public Offering: The Company has not made an underwritten public offering of its securities during the past three years.

(f) Prior Stock Purchases: None.

Item 3. Identity and Background of Filing Person

(a) Name and Address: The filing person is the Company.  The required information regarding the Company is set forth in Item 2(a) above.  See also Item 3(c) below.

(b) Business and Background of Entities: Not applicable.

(c) Business and Background of Natural Persons: The information set forth in the Definitive Proxy Statement under the caption “Proposal III – Election of Directors – Directors standing for Re-Election” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material Terms: The information set forth in the Definitive Proxy Statement under the captions “Summary of Terms of the Reverse/Forward Stock Split,” “Special Factors,” “Proposals I and II – Amendments to the Company's Certificate of Incorporation to Effect a 1-for-500 Reverse Stock Split and to Effect a 500-for-1 Forward Stock Split – General,” “– Payment of Fractional Shares,” and “– Vote Required” is incorporated herein by reference.

(b) Different Terms: The terms of the Reverse/Forward Stock Split will apply equally to all shareholders, although as a result of the Reverse/Forward Stock Split, shareholders whose holdings consist of record ownership of fewer than 500 shares of Common Stock immediately prior to the Reverse/Forward Stock Split will cease to be shareholders of the Company.

(c) Appraisal Rights: There are no appraisal rights under New York law relating to the Reverse/Forward Stock Split.

(d) Provisions for Unaffiliated Security Holders: The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse/Forward Stock Split but will consider written requests from shareholders for particular information.

(e) Eligibility for Listing or Trading: The information set forth in the Definitive Proxy Statement under the caption “Special Factors – Certain Effects of Reverse/Forward Stock Split on the Company’s Shareholders” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions: None.

(b) Significant Corporate Events: None.

(c) Negotiations or Contracts: None.

(d) Conflicts of Interest: Not applicable.

(e) Agreements Involving the Company’s Securities: There are no agreements, arrangements, or understandings between the Company and any other person with respect to any of the Company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Use of Securities Acquired: The information set forth in the Definitive Proxy Statement under the caption “Special Factors – Certain Effects of Reverse/Forward Stock Split Proposal on the Company’s Shareholders” is incorporated herein by reference.

(b) Plans: The information set forth in the Definitive Proxy Statement under the caption “Special Factors – Certain Effects of Reverse/Forward Stock Split on the Company’s Shareholders” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects of the Reverse/Forward Stock Split

The information set forth in the Definitive Proxy Statement under the captions “Special Factors – Purpose and Reasons for the Reverse/Forward Stock Split,” “– Background,” “– Alternatives Considered by the Board of Directors,” and “– Certain Effects of Reverse/Forward Stock Split on the Company’s Shareholders” is incorporated herein by reference.

Item 8. Fairness of the Transaction

The information set forth in the Definitive Proxy Statement under the captions “Special Factors – Background” and “– Fairness Opinion of Financial Advisor” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

The information set forth in the Definitive Proxy Statement under the caption "Special Factors – Fairness Opinion of Financial Advisor” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds: The information set forth in the Definitive Proxy Statement under the caption “Special Factors – Certain Effects of Reverse/Forward Stock Split on the Company’s Shareholders” is incorporated herein by reference.

(b) Conditions: None.

(c) Expenses: The information set forth in the Definitive Proxy Statement under the caption “Proposals I and II—Amendments to the Company's Certificate of Incorporation to Effect a 1-for-500 Reverse Stock Split and to Effect a 500-for-1 Forward Stock Split – Source and Amount of Funds or Other Consideration; Expenses of Transaction” is incorporated herein by reference.

(d) Borrowed Funds: None.

Item 11. Interest in Securities of the Subject Company

(a) Security Ownership: The information set forth in the Definitive Proxy Statement under the caption “Proposal III – Election of Directors – Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) Security Transactions: There have been no transactions by the Company or any executive officer, director or affiliate with respect to the Common Stock during the last 60 days.

Item 12. The Solicitation or Recommendation

The information set forth in the Definitive Proxy Statement under the captions “Proposals I and II – Amendments to the Company's Certificate of Incorporation to Effect a 1-for-500 Reverse Stock Split and to Effect a 500-for-1 Forward Stock Split — General” and “– Recommendation of the Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements

(a) Financial Information: The financial statements of the Company required by this Item are incorporated by reference in the Definitive Proxy Statement to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”), previously filed with the SEC on March 31, 2008 and November 13, 2008, respectively.

(b) Pro Forma Information: Not applicable because the effects of the transaction on the Company’s statement of net assets in liquidation, statement of changes in net assets in liquidation and book value per share will not be material.

(c) Summary Information: The information required by this Item is incorporated by reference to the section of the Definitive Proxy Statement captioned “Information about Computer Horizons Corp. – Historical Financial Information” and to the Company’s Form 10-K and Form 10-Q.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations: The Company has retained MacKenzie Partners, Inc., a proxy solicitation firm, to solicit proxies in connection with the Reverse/Forward Stock Split.

(b) Employees and Corporate Assets: The Company will be using corporate funds to effect the Reverse/Forward Stock Split.  The Company has retained the services of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP to assist the Company in the preparation of the documents related to the Reverse/Forward Stock Split.

Item 15. Additional Information

The information set forth in the Definitive Proxy Statement and the Company’s Form 10-K for the fiscal year ended December 31, 2007 and the Company’s Form 10-Q for the quarter ended September 30, 2008 is incorporated by reference in this Item 15.

Item 16. Exhibits

The following documents are being filed as exhibits to this Amendment No. 3:

No.	Description

1.	Schedule 14A and Definitive Proxy Statement for the Annual Meeting of Shareholders (incorporated by reference to Definitive Schedule 14A filed with the SEC on the date hereof).
2.	Opinion and Report of Hempstead & Co. Inc., dated November 21, 2008 (incorporated by reference to Amendment No. 1 to Schedule 13E-3 filed with the SEC on December 4, 2008).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

COMPUTER HORIZONS CORP.

By:	/s/ Dennis J. Conroy
Name: Title:	Dennis J. Conroy Chief Executive Officer

Dated: January 5, 2009